May 28, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jason Drory

Re:	Sandbidge Acquisition Corporation
Registration Statement on Form S-4
Filed March 31, 2021
CIK No. 0001816708

Ladies and Gentlemen:

On behalf of Sandbridge Acquisition Corporation (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 14, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing an amendment to the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed March 31, 2021

Comparative Per Share Data, page 31

1.
We note your response to comment 8. We remind you that the instructions to Item 3(f) of Part I.A. of the Form S-4 state that equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share, pro forma book value per share, and the pro forma dividends per share amounts by the exchange ratio so that the comparative per share amounts are equated to the respective values for one share of the company being acquired. It is not clear how your equivalent pro forma per share amounts comply with this guidance given the exchange ratio of 2.05. For example, we note that pro forma net loss per share under the maximum redemption scenario was $0.07 per share and the corresponding equivalent pro forma per share amount was $0.10. Please advise or revise your calculations as necessary.

Response to Comment 1:

The Company advises the Staff that it has revised the “Comparative Per Share Data” beginning on page 33 and pages 152-159 of the Registration Statement in response to the Staff’s Comment 1. The calculation of equivalent pro forma income (loss) per share and equivalent book value per share have been updated in the Registration Statement to reflect the incorporation of the Exchange Ratio of 2.050. For the year ended December 31, 2020, the effect of this change updated the equivalent pro forma income (loss) per share to $(0.27) and $(0.27) in the “no redemption” scenario and the  “maximum redemption” scenario, respectively, and the equivalent book value per share to $4.62 and $3.72 for the “no redemption” scenario and the “maximum redemption” scenario, respectively.

In examining the equivalent pro forma per share amounts discussed above, the Company notes that it also re-evaluated and updated the weighted average shares outstanding to 129,408,863 and 122,408,863 under the “no redemption” and “maximum redemption” scenario, respectively, to exclude 2,807,500 shares of New Owlet common stock as they will be considered legally outstanding but have been excluded in the calculation of the per share amounts because they will remain subject to price-based performance vesting terms. In line with these updates, for the year ended December 31, 2020, the Company updated the pro forma book value per share to $2.26 and $1.81 under the “no redemption” scenario and the “maximum redemption” scenario, respectively, to reflect the exclusion of:

1)
2,807,500 shares of New Owlet common stock that the Sponsor, the independent directors, and an advisory of the Company will receive upon conversion of Sandbridge Class B common stock at Closing that will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement; and

2)	9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards, on a net exercise basis.

The above changes resulted in an updated net loss per share of $(0.13) under the “no redemption” scenario and $(0.13) under the “maximum redemption” scenario.

Background of the Business Combination, page 93

2.
We note your response to prior comment 9 and reissue in part. We note you deleted your prior disclosure regarding the fact that you engaged a third-party consulting firm to assist in evaluating Owlet’s addressable market and the strength of its brands through a customer survey and a videoconference discussion with Owlet management in connection with your potential Business Combination. In addition, we note your revised disclosure on page F-14, that a third-party consultant provided market analyses to you relating to your potential business combination targets and is owed a fee of approximately $1,350,000, of which 90% is contingent upon the closing of the transaction. Please disclose the third-party consulting firm you engaged to assist in evaluating Owlet’s addressable market and include disclosure regarding any material contingent compensation arrangements with the firm. Alternatively, please provide your analysis supporting your conclusion that the third-party consulting firm market research disclosure is not material.

Response to Comment 2:

The Company advises the Staff that it has revised pages 77, 101 and F-14 of the Registration Statement in response to the Staff’s Comment 2.  The Company advises the Staff that it has accrued $1,350,000 in fees and $43,908 in reimbursable expenses due to the third-party consultant referenced in the footnote to the Company’s financial statements that was previously included on page F-14 of the Registration Statement, as reflected in the financial statements of the Company for the first quarter of its 2021 fiscal year.  The Company’s obligation to pay such fees was contingent on the completion of specified services, not on closing of the proposed business combination transaction.  The Company further advises the Staff that the third-party consultant referenced in the Registration Statement was retained to support management’s broader due diligence efforts in respect of Owlet Baby Care Inc., alongside the Company’s other consultants and advisors who assisted management in its evaluation of Owlet Baby Care Inc.’s business and other confirmatory due diligence.

Unaudited Pro Forma Condensed Combined Financial Information
Other Related Events in Connection with the Business Combination, page 151

3.
We note that 2,807,500 shares of New Owlet common stock will be outstanding following the closing but will remain subject to price-based performance vesting terms. You note that these shares have been treated as contingently recallable in the pro forma financial information. Please clarify in your disclosures how they have been presented in the pro forma financial information in order to be treated as contingently recallable.

Response to Comment 3:

The Company advises the Staff that it has revised page 151 of the Registration Statement in response to the Staff’s Comment 3. The Company notes the 2,807,500 shares of New Owlet common stock that will remain subject to price-based performance vesting terms are included in equity for the purposes of the pro forma financial information as they are currently, and after the Business Combination will be, legally outstanding and issued. For accounting purposes, these shares have not been included in the per share amounts because these shares are subject to forfeiture if the earn-out requirements are not met.

Note 4. Loss per Share, page 155

4.
Please better clarify in the note how you computed the number of weighted average shares to use in your determination of pro forma net loss per share amounts. Please specifically address the following:

•
Please clarify how you determined the number of New Owlet weighted average shares that would be outstanding based on the applicable exchange ratios for the following: deemed conversion of Owlet’s redeemable convertible preferred stock and unvested restricted shares of Owlet common stock; exchange of Owlet common stock; and conversion of Owlet’s convertible promissory notes.

•
On page 148, you provide a table showing the pro forma shares of New Owlet common stock issued and outstanding after the Business Combination, please better clarify how the number of shares used in your determination of pro forma loss per share correspond to this table.

•	Please disclose the number of shares not included in your determination of earnings per share amounts for anti-dilution reasons.

Refer to Rule 11-02(a)(8) of Regulation S-X.

Response to Comment 4:

The Company advises the Staff that it has revised page 159 of the Registration Statement in response to the Staff’s Comment 4. The Company notes the weighted average shares outstanding has been updated to 129,408,863, which excludes (i) 2,807,500 shares of New Owlet common stock that will be outstanding following the closing but that will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement and (ii) 9,533,637 shares of New Owlet common stock underlying outstanding New Owlet option awards, on a net exercise basis. These shares were not included in the determination of earnings per share amounts presented in the Registration Statement as they would be anti-dilutive.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Owlet
Critical Accounting Policies and Estimates
Revenue Recognition, page 196

5.
We note your disclosures related to Owlet Dream Lab as one of your current product offerings. Please tell us what consideration was given to also addressing this product as part of your revenue recognition disclosures.

Response to Comment 5:

In response to the Staff’s Comment 5, Owlet notes that revenues from Owlet Dream Lab represented less than 1% of Owlet’s total revenues for the year ended December 31, 2020. Due to immateriality, no further information was provided in the revenue recognition disclosure relating to Owlet Dream Lab.

Stock-based Compensation Expense, page 198

6.
Please explain to us how you determined the fair value of the common stock underlying your recent equity issuances, including the stock options granted in January 2021, and how this reconciles to the valuations of your common stock as indicated based on the terms of the business combination transaction.

Response to Comment 6:

As background to the Staff’s comments, the fair value of Owlet’s common stock underlying Owlet’s option awards has been determined by Owlet’s Board of Directors (the “Board”) based on several factors, including consideration of input from management and contemporaneous independent third-party valuations.  Owlet respectfully refers the Staff to the Section captioned “Determination of the Fair Value of Common Stock” of “Management’s Discussion and Analysis of Financial Condition and Result of Operations of Owlet” on pages 206 and 207 of the Registration Statement for an explanation of the factors considered by Owlet in determining the fair value of its common stock. Further, Owlet uses an option pricing method for allocation of enterprise value to determine the estimated fair value of Owlet’s common stock. Owlet also considered different outcomes involving Owlet, including a scenario where Owlet was acquired in a sale transaction and a scenario in which Owlet continued as a standalone enterprise, and applied a probability weighted value based on the probability of occurrence of each scenario. In addition, Owlet utilized the fully diluted pro forma equity valuation of $1.288 billion, stated in the SPAC’s Letter of Intent, and an implied pre-money valuation of $1.0 billion in its assessment of the January 2021 grants fair value.

Owlet advises the Staff that given the absence of a public trading market for Owlet’s shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, management has exercised reasonable judgment and considered multiple objective and subjective factors, as described in the Registration Statement, to determine the best estimate of the fair value of Owlet’s shares at each grant date.

As a result of the contemplated transaction, the Board contemporaneously assessed the fair value of Owlet’s common stock, as described above, in conjunction with grants of Owlet’s stock options, including the January 2021 stock option grants.

Please see below for a reconciliation of 409A valuations to the issuance of awards.

Financial Statements of Owlet Baby Care Inc.
Note 8. Line of Credit, page F-37

7.
We note that you were not in compliance with a financial covenant under the loan and security agreement with Silicon Valley Bank as of December 31, 2020. The amendment to this agreement entered into in March 2021 included a waiver related to this financial covenant noncompliance. We also note that the term note payable to Silicon Valley Bank becomes cross defaulted with the financial covenants on the Silicon Valley Revolver, which appears to be under the loan and security agreement. In this regard, please address the following:

•	Please disclose the terms of the waiver including how long the terms of the covenant were specifically waived;
•
Please disclose the impact of the financial covenant noncompliance on the term note payable. Please tell us your basis for determining it was appropriate to continue to classify this debt amount as noncurrent. Refer to ASC 470-10-45-1; and

•
In your Liquidity and Capital Resources discussion in MD&A, please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response to Comment 7:

The Company advises the Staff that pages 200-202, F-53 and F-77 of the Registration Statement have been revised in response to the Staff’s Comment 7. In response to the Staff’s Comment 7, prior to the issuance of Owlet’s financial statements for the year ended December 31, 2020, Owlet acknowledged that the noncompliance related to its line of credit covenant resulted in an automatic noncompliance on the term note with SVB. At the time of Owlet’s assessment of the noncompliance and receipt of the aforementioned waiver and establishment of new covenant criteria, the classification of Owlet’s debt obligations with SVB were assessed in accordance with the criteria outlined in ASC 470-10-45-1. Owlet notes that a violation giving the lender the right to call the debt occurred at the balance sheet date. However, it is reasonably possible that Owlet will be able to comply with the established covenants at measurement dates that are within the next 12 months as a result of the amendment to the term note which Owlet signed on March 10, 2021. As such, Owlet determined that it appropriately classified the term note as a noncurrent liability.

Owlet received the waiver on March 10, 2021, and as such, Owlet was not in compliance prior to the financial statement issuance on March 30, 2021. However, Owlet was able to remedy the noncompliance by obtaining the waiver, and therefore, there was no impact on Owlet’s consolidated financial statements other than a disclosure as a result of the noncompliance with the financial covenant.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7241 or Christopher D. Comeau at (617) 951-7809, each of Ropes & Gray LLP.

Very truly yours,

/s/ Emily J. Oldshue
Emily J. Oldshue

cc:	Ken Suslow, Sandbridge Acquisition Corporation
Christopher D. Comeau, Ropes & Gray LLP